UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

CONCREIT FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2200971
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1411 4th Ave Ste 1000 Seattle, WA 98101 (Full mailing address of principal executive offices)
(206) 607-6080 (Issuer’s telephone number, including area code)

Item 4.	Exhibits	17

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

All capitalized terms used herein and not otherwise defined on this Form 1-SA will have the meanings set forth in the Offering Circular (defined below).

Forward-Looking Statements

This semiannual report on Form 1-SA contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed elsewhere on this Form 1-SA and under the heading “Risk Factors” in our offering circular dated May 13, 2020 (the “Offering Circular”), as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the Securities and Exchange Commission (the “Commission”). In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. We do not undertake to revise or update any forward-looking statements.

COVID-19

The recent outbreak of COVID-19 and efforts by governmental and other authorities to contain the spread of the virus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have resulted in significant disruptions to global economic and market conditions and triggered a period of global economic slowdown.

The COVID-19 outbreak presents material uncertainty and risk with respect to our future performance and future financial results, such as the potential to negatively impact occupancy at Real Estate Investments, our financing arrangements, our costs of operations, the value of our Real Estate Investments, and laws, regulations and governmental and regulatory policies applicable to the Company. Given the evolving nature of the COVID-19 outbreak, the extent to which it may impact our future performance and future financial results will depend on future developments, including the duration and severity of the pandemic, the uneven impact to certain industries, advances in testing, treatment and prevention, the macroeconomic impact of government measures to contain the spread of the virus and related government stimulus measures, among others, all of which remain highly uncertain at this time and as a result we are unable to estimate the impact that the COVID-19 outbreak may have on our future financial results at this time. Our Manager continuously reviews our investment and financing strategies to optimize our portfolio and reduce our risk in the face of the rapid development and fluidity of this situation.

Operating Results

Overview

Concreit Fund I LLC, (the “Company”, “we”, “us”, “our” and “Concreit”) is a newly organized Delaware limited liability company formed to invest in and manage a diversified portfolio of Real Estate Investments in the United States. On May 21, 2020, our offering of up to $50,000,000 in Investor Shares, which represent limited liability interests in our Company (the “Offering”) was qualified with the Commission, and we commenced our operations on July 12, 2019 with proceeds from our Private Placement to Accredited Investors under Regulation D. We expect to use substantially all of the net proceeds from this Offering to originate, structure and acquire Real Estate Investments.

We are externally managed by Concreit Fund Management LLC (our “Manager”), which is a wholly-owned subsidiary of Concreit Inc., a Delaware corporation (our “Sponsor”). Our Sponsor owns and operates an online investment platform www.concreit.com (the “Concreit Platform”) and the investment mobile application (the “Concreit App”) that allows potential investors to become equity holders in real estate opportunities that may have been historically difficult to access for most retail investors. Our Manager has the authority to make all of the decisions regarding our Real Estate Investments, subject to the limitations in our Operating Agreement and the direction and oversight of our Manager’s investment advisory committee. Currently, we do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Results of Operations

Revenue

For the six months ended on June 30, 2020, we had revenue of approximately $15,837 compared to revenues of approximately $12,470 for the period of inception to December 31, 2019. The revenue is primarily attributable to the capital raised in our concurrent Private Placement to Accredited Investors under Regulation D that has been deployed in debt instruments. The increase in net income over the comparable prior period was due to an increase investment balance generating a higher investment income.

Expenses

For the six months ended June 30, 2020, we incurred aggregate expenses of approximately $3,463, which includes asset management fees and servicing fees. For the period of inception to December 31, 2019, we incurred expenses of approximately $1,675, which included asset management fees and servicing fees. The Company has relied on Concreit Inc. to cover the general and administrative expenses associated with running our business. At this time, Concreit Inc. has yet to recoup the cost of these covered expenses.

Distributions

As of June 30, 2020, the Company had made no distributions. See “Recent Developments.”

Liquidity and Capital Resources

We are dependent upon the net proceeds from our Offering to conduct our operations. Our capital sources may include the net proceeds from our Offering and concurrent Private Placement to Accredited Investors under Regulation D, cash flow from operations, net proceeds from asset dispositions and sales, and any leverage we may employ. As of June 30, 2020, we primarily obtained capital from our concurrent Private Placement to Accredited Investors under Regulation D, which allowed us to make our initial investments in Real Estate Investments. As of June 30, 2020 we had deployed approximately $377,513 for two Real Estate Investments and had approximately $69,890 in cash, or cash equivalents. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

As of June 30, 2020, we had no outstanding debt.

In the event we are unable to fully raise the maximum offering amount of $50,000,000, we will make fewer investments resulting in less diversification with respect to our Real Estate Investments. Although we are planning on concentrating investments in debt instruments which typically generate less fluctuations, the value of Investor Shares will fluctuate with the performance of the Real Estate Investments we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Trend Information

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than national economic conditions and COVID-19 affecting real estate generally, that may reasonably be anticipated to have a material effect on our potential revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition, other than those discussed under the heading “Risk Factors” in our Offering Circular, as the same may be amended or supplemented from time to time, a copy of which may be accessed here.

COVID-19 continues to impact all markets, however all of our current investments are performing and have not entered a territory that is ringing any alarms for us. We have taken a much more conservative approach in our outlook of investing in both commercial & residential real estate lending. While this doesn’t mean COVID-19 will not have an impact on us, it may if it shuts down our economy for longer periods of time as that will directly impact both rent collections, capabilities of borrowers to execute against their plans and even stall residential home sales. With that said, the question is still unanswered as it is unknown how long this will last.

Off-Balance Sheet Arrangements

As of June 30, 2020, we had no off-balance sheet arrangements.

Recent Developments

Distributions

The following table summarizes the distributions declared and paid by the Company since June 30, 2020 throughout October 2, 2020:

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield(1)	Overview (253G2)
07/01/2020 – 07/31/2020	$0.00013622580645	07/31/2020	07/31/2020	5.00%	EDGAR Link
08/01/2020 – 08/14/2020	$0.00014508081666	08/14/2020	08/14/2020	5.25%	EDGAR Link
08/15/2020 – 08/21/2020	$0.00014583333333	08/14/2020	08/21/2020	5.25%	EDGAR Link
08/22/2020 – 08/28/2020	$0.00014583333333	08/14/2020	08/28/2020	5.25%	EDGAR Link
08/29/2020 – 09/04/2020	$0.00014583333333	08/14/2020	09/04/2020	5.25%	EDGAR Link
09/05/2020 – 09/11/2020	$0.00014583333333	08/31/2020	09/11/2020	5.25%	EDGAR Link
09/12/2020 – 09/18/2020	$0.00014583333333	08/31/2020	09/18/2020	5.25%	EDGAR Link
09/19/2020 – 09/25/2020	$0.00014583333333	08/31/2020	09/25/2020	5.25%	EDGAR Link
09/26/2020 – 10/02/2020	$0.00014583333333	08/31/2020	10/02/2020	5.25%	EDGAR Link

(1)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Investments

The following table summarizes the investments made by the Company since June 30, 2020 throughout October 2, 2020:

Secured Loan	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	Overview (253G2)

South Ninth Investments Loan (4)	Tacoma, WA	Multifamily	July 31, 2020	11.00%	November 1, 2020	$100,000	EDGAR Link
Opal Topaz Investments LLC Loan	McDonough, GA	Multifamily	August 28, 2020	9.50%	September 1, 2021	$100,000	EDGAR Link
Huntsville Property Loan	Huntsville, AL	Multifamily	August 6, 2020	10.50%	September 1, 2021	$100,000	EDGAR Link
Sound Income Fund Loan	N/A	N/A	July 9, 2020 (5)	9.00%	February 1, 2021	$203,500	EDGAR Link

(1)	Interest Rate refers to the projected effective annual interest rate on each secured loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each secured loan and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the secured loan, not all of which may have been funded on the acquisition date.

(4)	On August 31, 2020, the South Ninth Investments Loan was paid off and is no longer outstanding.

(5)	On January 21, 2020, the Company made the initial investment of $143,500 as previously disclosed in the Offering Circular. On July 9, 2020, the Company made a follow-on investment in the amount of $60,000.

Redemption Plan

From July 1, 2020 through October 2, 2020 we have received $3,240 in redemption requests and have redeemed 3,207 shares for $3,051.

Item 2. Other Information

REIT Election

The Company will likely experience a delay in its REIT election disclosed in the Offering Circular, and intends to qualify as a REIT, for U.S. federal income tax purposes in the operating year that the Company meets the qualifications.

Item 3. Financial Statements (unaudited)

Concreit Fund I LLC

Concreit Fund I LLC

BALANCE SHEET
As of June 30, 2020 (unaudited) and As of December 31, 2019 (audited)

	As of June 30, 2020	As of December 31, 2019
Assets
Cash	$60,236	$54,001
Dividend receivable	4,711	2,965
Marketable securities	382,455	315,065
Total assets	$447,402	$372,031

Liabilities and Member’s Equity

Liabilities:
Accrued liabilities	$2,389	$947
Due to related parties	7,215	4,027
Total liabilities	9,604	4,974
Commitments and contingencies (Note 4)
Members’ Equity:
Common shares	10,000	10,000
Investor shares	450,130	300,669
Retained earnings	(22,332)	56,388
Total members’ equity	437,798	367,057
Total liabilities and members’ equity	$447,402	$372,031

See accompanying notes to financial statements.

Concreit Fund I LLC

STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2020 (unaudited) and From Inception to
December 31, 2019 (audited)

	As of June 30, 2020	As of December 31, 2019

Dividend income	$15,837	$12,470

Unrealized gain on marketable equity security	(81,165)	55,560

Net investment income	(65,328)	68,030

Operating Expenses:
Total operating expenses	3,463	1,675

Net income	$(68,791)	$66,355

See accompanying notes to financial statements.

Concreit Fund I LLC

STATEMENT OF MEMBERS’ EQUITY
For the Six Months Ended June 30, 2020 (unaudited) and From Inception to
December 31, 2019 (audited)

	Common Shares		Investor Shares		Retained	Total Member’s
	Shares	Amount	Shares	Amount	Earnings	Equity
As of December 31st, 2019	10,000	10,000	300,269	300,669	56,388	367,057
Common shares issued to parent for cash	-	-	-	-	-	-
Investors shares issued for cash	-	-	152,312	149,461	-	149,461
Distributions to members	-	-	-	-	(9,928)	(9,928)
Net income	-	-	-	-	(68,791)	(68,791)
June 30, 2019	10,000	$10,000	452,581	$450,130	$(22,331)	$437,799

	Common Shares		Investor Shares		Retained	Total Member’s
	Shares	Amount	Shares	Amount	Earnings	Equity
May 24, 2019 (Inception)	-	-	-	-	-	-
Common shares issued to parent for cash	10,000	10,000	-	-	-	10,000
Investor shares issued for cash	-	-	300,269	300,669	-	300,669
Distributions to members	-	-	-	-	(9,967)	(9,967)
Net income	-	-	-	-	66,355	66,355
December 31, 2019	10,000	$10,000	300,269	$300,669	$56,388	$367,057

See accompanying notes to financial statements.

Concreit Fund I LLC

STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2020 (unaudited) and From Inception to
December 31, 2019 (audited)

	As of June 30th, 2020	As of December 31st, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(78,720)	$9,967
Adjustments to reconcile net loss to net cash used in operating activities:	4,874
Unrealized gains on marketable securities	81,165	(55,560)
Changes in operating assets and liabilities:
Dividend receivable	(1,746)	–
Due to related parties	3,188	–
Accrued liabilities	1,442	–
Net cash used in operating activities	10,203	(45,593)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	-
Purchase of intangible assets	-	-
Purchase of marketable securities	(143,500)	55,560
Net cash provided used in investing activities	(143,500)	55,560

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common shares	10,000	10,000
Proceeds from sale of investor shares	139,461	(10,000)
Distributions to members	(9,929)	(9,967)
Net cash provided by financing activities	139,532	(9,967)

Increase (decrease) in cash and cash equivalents	6,235	0
Cash, beginning of period	54,001	54,001
Cash, end of period	$60,236	$54,001

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to financial statements.

NOTES to the Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Concreit Fund I LLC was formed on May 24, 2019 (“Inception”) in the State of Delaware. The Fund’s headquarters are located in Seattle, WA.

Concreit Fund I LLC was formed to make investing into Commercial Real Estate (“CRE”) accessible to the everyday investor and make known the benefits of investing into CRE. The Company intends to qualify as a real estate investment trust (“REIT”) and plans to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. The Company will likely experience a delay in its REIT election disclosed in the Offering Circular and intends to qualify as a REIT, for U.S. federal income tax purposes in the operating year that the Company meets the qualifications.

Substantially all of the Company’s business will be externally managed by Concreit Fund Management LLC, a Delaware limited liability company (the “Manager”).

Going Concern / Management’s Plans

We will rely heavily on financing from the Company's initial member Concreit Inc. for working capital and have only recently commenced operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Through September 25, 2020, the Company has raised $861,695 – See Note 7. Such proceeds were used towards the Company’s investments in real estate assets or securities in real estate. During the next 12 months, the Company intends to fund its operations from the assistance of its initial member and from its portion of income generated through the Companies investments. If our initial member cannot raise additional short-term capital, we may consume all of our cash reserved for operations.  There are no assurances that the initial member will be able to raise capital on acceptable terms. If the initial member is unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our plans, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s marketable equity security is deemed to be a Level 1 financial asset as the fair value is nationally quoted market prices.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues to sustain intended operations and relies heavily on the Company’s initial member to capitalize our existing operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A+ Tier 2. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations. In December 2019, a novel strain of coronavirus was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments in Securities

The Company accounts for investments in available-for-sale securities at fair value based on quoted market prices. The Company records investments in debt securities at amortized cost for held-to-maturity debt and at fair value when debt is considered available-for-sale. Gains and losses in available-for-sale securities and debt are recorded in operations.

Investments in, and Income from, Private Equity Securities

The Company records its initial investment at cost, recognizes its share of each entity’s income or loss, increases its investment for capital contributions, and reduces its investment balance by any distributions received. Cash distributions that the Company receives in excess of the carrying amount of its investment are recorded as income (if certain criteria are met), and the equity method of accounting is suspended. The Company would record future equity method earnings only after its share of cumulative earnings during the suspended period exceeds the income recognized for the excess cash distributions. The Company’s investments are periodically reviewed for impairment. The Company records an impairment charge when events or circumstances change indicating that a decline in fair value below carrying value has occurred and such decline is other than temporary.

Investments in Debt Securities

Company records investments in debt securities at amortized cost. Income is recorded as earned. The Company’s investments are periodically reviewed for impairment. The Company records an impairment charge when events or circumstances change indicating that a significant decline in fair value below carrying value.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Real Estate Held for Investment

Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements—ten (10) to 40 years; furniture, fixtures and equipment—five (5) to ten (10) years. We continually evaluate the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real Estate Held for Sale

The Company will periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Company’s Manager and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate - General”. We cease capitalization on costs upon completion.

Revenue Recognition

The Company primary source of income is expected to be from leasing activities. The Company has adopted ASC Topic 606, “Revenue from Contracts with Customers”, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. This standard requires the Company to recognize, for certain of its revenue sources, the transfer of promised goods or services to customers in an amount that reflects the consideration the Company is entitled to in exchange for those goods or services.

The Company will recognize minimum rent, including rental abatements, concessions and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the non-cancellable term of the related lease and amounts expected to be received in later years will be recorded as deferred rents. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred in accordance with ASC 840, Leases.

Income Taxes

The Company intended to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intended to operate as such, beginning with the taxable year ending December 31, 2020. However, the Company will likely experience a delay in its REIT election and intends to qualify as a REIT, for U.S. federal income tax purposes in the operating year that the Company meets the qualifications. For the operating year of 2020, the Company intends to have little, or no taxable income, nonetheless any taxable income will be subject to corporate taxation until REIT election is made and the Company qualifies.

No material provision have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2020 or December 31, 2019. The Company expects its distributions to be characterized for federal income tax income tax purposes as (i) ordinary income or (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. We will report the taxability of such distribution in the information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdiction where we are subject to taxation.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Organizational and Offering Costs

The Company expenses organization costs as incurred and offering cost, when incurred, will be deferred and charged to member's equity. The deferred offering costs will be charged against the gross proceeds of the offering when received or written off in the event that the offering is not successfully completed. Organization and offering costs of the Company are initially being paid by the Initial Member and/or affiliates on behalf of the Company. The Initial Member and/or affiliates will be reimbursed for organizational costs subject to achieving a minimum capital raise of $1,000,000 and offering costs incurred in conjunction with the offering.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth fund or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) that amended the accounting guidance related to lease accounting. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the amendments in this Update is permitted for all entities. The guidance requires lessees, at lease inception, to record on their balance sheets a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term. Lessees may elect to not recognize lease liabilities and ROU assets for leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset will be based on the liability, adjusted for lease prepayments, lease incentives, and the lessee's initial direct costs. For operating leases, lease expense will generally be recognized on a straight-line basis over the lease term. The amended lessor accounting model is similar to the current model, updated to align with certain changes to the lessee model and the new revenue standard. The Company is evaluating the impact that ASU 2016-02 will have on its financial position, results of operations or cash flows.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – INVESTMENTS

From inception through December 31, 2019, the Company made a minority-interest investment in a private REIT in the amount of $250,000. This private REIT executed a merger into an entity that ultimately completed an initial public offering of its securities in November of 2019 and is now listed on the NYSE under the symbol BRMK. As of December 31, 2019, the Company held 24,711 shares with a market value of $315,065. Subsequent to December 31, 2019, the investment has significantly declined in value as a result of market volatility due to the COVID-19 pandemic. As of the close of business on June 30, 2020, the market value of the Company’s holdings of 24,711 shares was $243,156. During the periods from inception through December 31, 2019, and January 1, 2020 through June 30, 2020, the Company yielded $12,470 and $9,884 in dividend income from the minority-interest investment in the private REIT, respectively.

From January 1, 2020 through June 30, 2020, the Company made an investment in the Sound Equity High Income Debt Fund, LLC, a Delaware limited liability company (“Sound Income Fund”) in the form of a secured promissory note in the amount of $143,500 (“Sound Income Note”). The Sound Income Note rate is 9% per annum and matures on February 1, 2021. During the period from January 1, 2020 through June 30, 2020, the Company yielded $5,458 in dividend income from the investment in the Sound Income Fund. As of June 30, 2020, the COVID-19 pandemic has not prevented the Sound Income Fund from meeting it’s agreed upon Sound Income Note rate.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 5 - Related-Party Fees and Expenses

The Manager, or its Affiliates, shall be entitled to receive the following fees:

Asset Management Fee

The Company will pay the Manager an annual asset management fee (the “Management Fee”), in an amount equal to one percent (1.0%) per annum (0.08333% per month) multiplied by the NAV as of the last day of the preceding month, calculated and paid monthly in arrears.

The Manager may deduct installments of the Management Fee when due from any cash distributions to which Investor Members would otherwise be entitled. If any such cash distribution is insufficient to cover the Management Fee in any month, the Investor Members will remit the difference to the Manager in subsequent distribution periods until the difference has been paid in full.

Acquisition Fee

Upon acquisition of fee simple interest in real estate, the Manager will be entitled to a fee equal to one percent (1.0%) if the acquisition dollar amount is greater than or equal to ten (10) million dollars and one- and one-half percent (1.50%) if it is less than ten (10) million dollars. For investments in entities that hold real estate or real estate related assets, the Manager will be entitled to a fee equal to three quarters of a percent (0.75%) of the cost of such investment. When a joint venture of which the fund is a member acquires a fee simple in real estate, the Manager will be entitled to a fee equal to one percent (1.00%) of the cost of the real estate multiplied by the Company’s percentage interest if the joint venture is greater than or equal to ten (10) million dollars and one and one half percent (1.50%) if the cost of the real estate multiplied by the Company’s percentage interest in the joint venture is less than ten (10) million dollars.

Disposition Fee

Upon the Company selling or disposing of real estate, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of every fee simple interest in the real estate. Further, upon the Company selling or disposing of a fee simple interest in real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of the real estate multiplied by the Company’s percentage interest in the joint venture.

Financing Fee

When the Company obtains financing for real estate owned, directly or indirectly, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing. Further, upon the Company obtaining financing of real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing multiplied by the Company’s percentage interest in the joint venture.

Property Management Fee

The Manager will be entitled to a fee of equal to five percent (5.00%) of the gross rental income of the Company during the preceding month for all properties that the Company owns in fee simple interest or through a joint venture.

Other Fees

If the Manager is able to engage the servicer of third parties, including but not limited to insurance brokers, real estate brokers, and property managers, at rates below the prevailing market rates, the Manager will be entitled to a fee equal to the difference between the negotiated fee and the prevailing rate.

NOTE 6 – MEMBERS’ EQUITY

As of June 30, 2020 the Company’s initial member, Concreit, Inc., contributed $10,000 in capital to the Company in exchange for 10,000 common shares. The initial member interests are non-voting. The Company also received $450,130 in contributions from investor members in exchange for 452,581 investor shares, $370,673 of which was received from affiliates. Investor shares will not have voting rights except under the limited circumstances expressly provided in the Operating Agreement.

The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Company to the Members. In determining cash flow available for distribution (the “Net Available Cash Flow”), the Manager may deduct any amounts necessary in its sole discretion in the following order of priority to (i) meet expenses and liabilities of the Company, including the one percent (1%) Management Fee as described in the Management Agreement (as defined in Section 5.1.2), and establish reserves therefore, (ii) accommodate redemption requests under the Redemption Plan, and/or establish reserves therefore, and/or (iii) meet distributions under its Bonus Program and/or establish reserves therefore. Net capital event proceeds are not generally expected to be distributed. The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Company.

Net Available Cash Flow will be determined as of the last day of each calendar month. Each Member’s share of each such distribution of Net Available Cash Flow will then be divided between the Members as follows:

●	First, one hundred percent (100%), pro rata to each Investor Member until the such Investor Member has received aggregate distributions for any accrued and unpaid Preferred Return Hurdle. The “Preferred Return Hurdle” means five percent (5%) per annum (0.416667% per month), which will be prorated based on a three hundred sixty (360) day year (for the avoidance of doubt, this step is intended to represent the applicable calendar month and any remaining shortfall of the prorated portion of the Preferred Return Hurdle from the prior calculation periods of that fiscal year);

●	Thereafter, fifty percent (50%) of the remainder to the Initial Member and fifty percent (50%) of the remainder to the Investor Members.

NOTE 7 – SUBSEQUENT EVENTS

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring from July 1, 2020 through September 30, 2020, for (potential) recognition or disclosure. The Company determined that the following material events that occurred after June 30, 2020, required disclosure in the note to the financial statements.

Offering

From July 1, 2020 through September 30, 2020, the Company has raised proceeds of $420,631. The Company has $77,500 in escrow awaiting to be released at management’s discretion; and all subscription agreements have been obtained. Management intends to credit the investors’ accounts while in escrow.

Investments

On July 9, 2020, the Company made a follow on investment of $60,000 under the Sound Income Note. The terms of the Sound Income Note remain the same. The investment will be measured with the use of unobservable inputs (Level 3).

On July 31, 2020, the Company made an investment in a direct participation interest, secured first lien loan, in the amount of $100,000 for a multifamily property located in Tacoma, WA. The effective interest rate for the loan is 11% per annum. On August 31, 2020, the loan was paid off in full. The Company received $100,000 in principal plus $977.78 in accrued interest. The investment was measured with the use of unobservable inputs (Level 3).

On August 6, 2020, the Company made an investment in a direct participation interest, secured first lien loan, in the amount of $100,000 for a property located in Huntsville, AL. The effective interest rate for the loan is 10.5% per annum and the loan will mature on September 1, 2021. The investment was measured with the use of unobservable inputs (Level 3).

On August 28, 2020, the Company made an investment in a direct participation interest, secured first lien loan, in the amount of $100,000 for a multifamily property located in McDonough, GA. The effective interest rate for the loan is 9.5% per annum and the loan will mature on September 1, 2021. The investment was measured with the use of unobservable inputs (Level 3).

Distributions Declared

From July 1, 2020 through October 2, 2020, we declared and paid distributions of $9,205.

Redemptions

From July 1, 2020 through October 2, 2020 we have received$3,240 in redemption requests and have redeemed 3,207 shares for $3,051.

Item 4. Exhibits

Exhibit No.	Description

2.1*	Certificate of Formation
2.2*	Form of First Amended and Restated Limited Liability Company Agreement
2.2.1*	Form of First Amendment to the First Amended and Restated Limited Liability Company Agreement
4.1*	Form of Subscription Agreement
4.2*	Form of Automatic Investment Agreement
6.1*	Management Services Agreement
6.1.1*	First Amended and Restated Management Services Agreement
6.2*	License Agreement
6.3*	Form of Dealer Manager Agreement
6.3.1*	Amendment to Dealer Manager Agreement
6.4*	Form of Software and Services License Agreement
6.4.1*	Amendment to Software and Services License Agreement

*	Previously filed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Seattle, Washington on September 30, 2020.

Concreit Fund I LLC

By: Concreit Fund Management LLC, its Manager

By:	/s/ Sean Hsieh
Name:	Sean Hsieh
Title:	Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Fund Management LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sean Hsieh	Sean Hsieh, CEO of Concreit Inc.,	September 30, 2020
Manager of Concreit Fund Management LLC

/s/ Sean Hsieh	Sean Hsieh,	September 30, 2020
Chief Financial Officer of Concreit Fund I LLC

/s/ Chris Garnett	Chris Garnett,	September 30, 2020
Chief Accounting Officer of Concreit Fund I LLC